                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the debentures Exchange Act of 1934

                            PRIDE INTERNATIONAL, INC.
                       (Name of Subject Company (issuer))

                            PRIDE INTERNATIONAL, INC.
                      (Names of Filing Persons (offerors))

            ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES DUE 2018
                         (Title of Class of debentures)

                                   741932 AB 3
                      (CUSIP Number of Class of debentures)

                                ROBERT W. RANDALL
                       VICE PRESIDENT AND GENERAL COUNSEL
                            PRIDE INTERNATIONAL, INC.
                           5847 SAN FELIPE, SUITE 3300
                              HOUSTON, TEXAS 77057
                                 (713) 789-1400
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                                 TULL R. FLOREY
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                                  910 LOUISIANA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

                            CALCULATION OF FILING FEE
================================================================================
TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
     $113,057,154                                                 $9,147
================================================================================


* For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows:
      The purchase price of the Zero Coupon Convertible Subordinated Debentures Due 2018, as described herein, is $494.52 per $1,000 principal amount at maturity outstanding. As of March 26, 2003, there was $228,619,983 aggregate principal amount at maturity outstanding, resulting in an aggregate purchase price of $113,057,154.

** The amount of the filing fee equals $80.90 per $1 million of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]    third-party tender offer subject to Rule 14d-1.

      [X]    issuer tender offer subject to Rule 13e-4.

      [ ]    going-private transaction subject to Rule 13e-3.

      [ ]    amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

         The following are answers to some of the questions that you may have about your option to require us to purchase your debentures as described in this document. We refer to this option as the "Option." To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this document and the accompanying company notice because the information in this summary is not complete and those documents contain additional important information.

o        WHO IS OFFERING TO PURCHASE MY DEBENTURES?

         We are Pride International, Inc., a Delaware corporation, and we are offering to purchase all outstanding Zero Coupon Convertible Subordinated Debentures Due 2018 issued by us on April 24, 1998. We issued the debentures under an Indenture, dated as of April 1, 1998, as supplemented, between us and HSBC Bank USA (formerly named Marine Midland Bank), as trustee. As of March 26, 2003, there was $228,619,983 aggregate principal amount at maturity of debentures outstanding.

o        WHY ARE YOU MAKING THE OFFER?

         We are required to make the offer under the terms of the debentures and the indenture.

o        HOW MUCH ARE YOU OFFERING TO PAY?

         Each holder of the debentures may require us to purchase its debentures on April 24, 2003 at a purchase price of $494.52 per $1,000 principal amount at maturity.

o        WHAT IS THE FORM OF PAYMENT?

         Under the terms of the debentures, we may pay the purchase price in cash, common stock or any combination thereof. We have determined that, if any holders of debentures require us to purchase any debentures, we will pay the purchase price in cash.

o        ARE THE DEBENTURES CONVERTIBLE INTO COMMON STOCK?

         Yes. Each debenture is convertible at any time, at the option of the holder, into Pride's common stock at a conversion rate of 13.794 shares of common stock per $1,000 principal amount at maturity. This conversion rate is subject to adjustment in certain events.

o        HOW CAN I DETERMINE THE MARKET VALUE OF THE DEBENTURES?

         There is no established reporting system or market for trading in the debentures. To the extent that the debentures are traded, prices of the debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. To the extent available, holders are urged to obtain current market quotations for the debentures prior to making any decision with respect to the Option.

o        WHAT DOES YOUR BOARD OF DIRECTORS THINK OF THE OPTION?

         Although our board of directors has approved the terms of the Option included in the indenture, the board has not made any recommendation as to whether you should surrender your debentures for purchase. You must make your own decision whether to surrender your debentures for purchase and, if so, the number of debentures to surrender.

o        WHEN DOES THE OPTION EXPIRE?

         The Option expires at 5:00 p.m., New York City time, on April 24, 2003. We will not extend the period you have to accept the Option.

o        WHAT ARE THE CONDITIONS TO YOUR PURCHASE OF THE DEBENTURES?

         If our purchase of validly surrendered debentures is not unlawful, that purchase will not be subject to any other conditions.

o        HOW DO I SURRENDER MY DEBENTURES?

         To surrender your debentures for purchase pursuant to the Option, you must deliver the required documents to HSBC Bank USA, as paying agent, no later than 5:00 p.m., New York City time, on April 24, 2003, as follows:

         o Holders who are participants in The Depository Trust Company should surrender their debentures electronically through DTC's Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system. Holders surrendering through DTC need not submit a physical purchase notice to the paying agent if those holders comply with DTC's transmittal procedures.

         o Holders whose debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if those holders desire to surrender their debentures and instruct that nominee to surrender the debentures on the holders' behalf.

o        IF I SURRENDER, WHEN WILL I RECEIVE PAYMENT FOR MY DEBENTURES?

         We will accept for payment all validly surrendered debentures immediately upon expiration of the Option. We will forward to the paying agent, prior to 10:00 a.m., New York City time, on April 25, 2003, the appropriate amount of cash required to pay the total purchase price for the surrendered debentures, and the paying agent will promptly distribute the cash to the holders.

o        UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY SURRENDERED DEBENTURES?

         You can withdraw debentures previously surrendered for purchase at any time until 5:00 p.m., New York City time, on April 24, 2003.

o        HOW DO I WITHDRAW PREVIOUSLY SURRENDERED DEBENTURES?

         To withdraw previously surrendered debentures, you must comply with DTC's withdrawal procedures or deliver an executed written notice of withdrawal to the paying agent prior to 5:00 p.m., New York City time, on April 24, 2003. Holders withdrawing through DTC need not submit a physical notice of withdrawal to the paying agent.

o DO I NEED TO DO ANYTHING IF I DO NOT WISH TO SURRENDER MY DEBENTURES FOR PURCHASE?

         No. If you do not deliver a properly completed and duly executed purchase notice to the paying agent before the expiration of the Option, we will not purchase your debentures and such debentures will remain outstanding subject to their existing terms.

o IF I CHOOSE TO SURRENDER MY DEBENTURES FOR PURCHASE, DO I HAVE TO SURRENDER ALL OF MY DEBENTURES?

         No. You may surrender all of your debentures, a portion of your debentures or none of your debentures for purchase. If you wish to surrender a portion of your debentures for purchase, however, you must surrender your debentures in a principal amount at maturity of $1,000 or an integral multiple of $1,000.

o IF I DO NOT SURRENDER MY DEBENTURES FOR PURCHASE, WILL I CONTINUE TO BE ABLE TO EXERCISE MY CONVERSION RIGHTS?

         Yes. If you do not surrender your debentures for purchase, your conversion rights will not be affected.

o IF I AM A U.S. RESIDENT FOR U.S. FEDERAL INCOME TAX PURPOSES, WILL I HAVE TO PAY TAXES IF I SURRENDER MY DEBENTURES FOR PURCHASE IN THE OPTION?

         The receipt of cash in exchange for debentures pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you.

o        WHO IS THE PAYING AGENT?

         HSBC Bank USA, the trustee for the debentures, is serving as paying agent in connection with the Option. Its address and telephone number are set forth in the company notice delivered with this document.

o        WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OPTION?

         Questions and requests for assistance in connection with the surrender of debentures for purchase pursuant to the Option may be directed to Paulette Shaw at HSBC Bank USA at (718) 488-4478.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) Name and Address. Pride International, Inc. is a Delaware corporation. The address of Pride's principal executive offices is 5847 San Felipe, Suite 3300, Houston, Texas 77057. Pride's telephone number at these offices is (713) 789-1400.

         (b) Securities. The securities subject to this Schedule TO and to the transaction described in the response to paragraph (a) of Item 4 below are all outstanding Zero Coupon Convertible Subordinated Debentures Due 2018 of Pride. As of March 26, 2003, there was $228,619,983 aggregate principal amount at maturity of debentures outstanding.

         (c) Trading Market and Price. There is no established reporting system or trading market for trading in the debentures. To the extent that the debentures are traded, prices of the debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, Pride's operating results and the market for similar securities. The debentures are held through DTC, and Cede & Co., as nominee of DTC, is the sole record holder of the debentures.

         Each debenture is convertible at any time, at the option of the holder, into Pride's common stock at a conversion rate of 13.794 shares of common stock per $1,000 principal amount at maturity. This conversion rate is subject to adjustment in certain events. Pride's common stock is listed on the New York Stock Exchange under the symbol "PDE." The following table presents the range of high and low quarterly sales prices of Pride's common stock on the NYSE since January 1, 2001.

                                                                       PRICE
                                                                -------------------
                                                                  HIGH       LOW
                                                                --------   --------
   2001
   First Quarter............................................    $  29.30   $  19.25
   Second Quarter...........................................       32.66      18.56
   Third Quarter............................................       19.53       9.68
   Fourth Quarter...........................................       15.60       9.82
   2002
   First Quarter............................................       16.25      11.70
   Second Quarter...........................................       19.70      15.00
   Third Quarter............................................       15.66      10.80
   Fourth Quarter...........................................       16.15      12.25
   2003
   First Quarter (through March 26).........................       15.48      12.75

         On March 26, 2003, the last reported sales price of Pride's common stock on the NYSE was $13.33 per share. As of that date, there were 134,200,533 shares outstanding. We urge you to obtain current market information for the debentures, to the extent available, and the common stock before making any decision to surrender your debentures pursuant to the Option.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         This Schedule TO is being filed by the subject company. For the name and address of Pride, see the response to paragraph (a) of Item 2 above. The following table presents the name and title of each of Pride's executive officers and directors as of December 31, 2002. The address of each such person is c/o Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057.

NAME                                                                             TITLE
----                                                                             -----
Paul A. Bragg......................................         President, Chief Executive Officer and Director
James W. Allen.....................................         Senior Vice President and Chief Operating Officer
John C.G. O'Leary..................................         Vice President - International Marketing
John R. Blocker, Jr................................         Vice President - Latin American Operations
Gary W. Casswell...................................         Vice President - Eastern Hemisphere Operations
David A. Bourgeois.................................         Vice President - North American Operations
Marcelo D. Guiscardo...............................         Vice President - E&P Services
Thomas Duhen.......................................         Vice President - Engineering
Earl W. McNiel.....................................         Vice President and Chief Financial Officer
Robert W. Randall..................................         Vice President, General Counsel and Secretary
Nicolas J. Evanoff.................................         Vice President - Corporate and Governmental Affairs
Robert L. Barbanell................................         Director
David A.B. Brown...................................         Director
J.C. Burton........................................         Director
Jorge E. Estrada M.................................         Director
William E. Macaulay................................         Director
Ralph D. McBride...................................         Director
David B. Robson....................................         Director

ITEM 4. TERMS OF THE TRANSACTION.

         (a)      Material Terms.

GENERAL

         The securities subject to this Schedule TO and to the transaction described in this document are Pride's Zero Coupon Convertible Subordinated Debentures Due 2018. See response to paragraph (b) of Item 2 above. Pride issued the debentures under an Indenture dated as of April 1, 1998, as supplemented, between Pride and HSBC Bank USA (formerly named Marine Midland Bank), as trustee. The description of the debentures and the indenture set forth under the caption "Description of Debentures" in Pride's prospectus supplement dated April 20, 1998 to the prospectus dated March 23, 1998 and under the caption "Description of Debt Securities" in that prospectus is incorporated by reference in this Schedule TO.

         Under the indenture, each holder of the debentures may require Pride to purchase that holder's debentures on April 24, 2003 at a purchase price of $494.52 per $1,000 principal amount at maturity. Pride will pay the purchase price in cash with respect to any and all debentures validly surrendered for purchase and not withdrawn. Pride will accept debentures surrendered for purchase only in principal amounts at maturity equal to $1,000 or integral multiples thereof. Original issue discount on the debentures validly surrendered for purchase and not withdrawn will cease to accrue on the purchase date unless Pride defaults in making payment of the purchase price on those debentures.

         The purchase price is based solely on the requirements of the indenture and the debentures and bears no relationship to the market price of the debentures or of Pride's common stock. Accordingly, the purchase price may be significantly higher or lower than the current market price of the debentures. Holders of debentures are urged to obtain the best available information as to potential current market prices of the debentures, to the extent available, and Pride's common stock before making a decision whether to surrender their debentures for purchase.

         If any debentures remain outstanding following expiration of the Option, Pride will become obligated to purchase the debentures, at the option of the holders, in whole or in part, on April 24, 2008 and 2013 at purchase prices of $625.35 and $790.79 per $1,000 principal amount at maturity. Pride will have the option to pay the purchase price in cash, common stock or a combination thereof. On or after April 24, 2003, Pride may redeem any debentures that remain outstanding, in whole or in part, for cash at a price equal to the issue price plus accrued original issue discount to the redemption date.

EXPIRATION OF THE OPTION

         The Option expires at 5:00 p.m., New York City time, on April 24, 2003. Pride will not extend the period holders of debentures have to accept the Option. If holders do not validly surrender their debentures on or before the expiration of the Option, their debentures will remain outstanding subject to the existing terms of the debentures.

PROCEDURES FOR SURRENDERING DEBENTURES

         The method of delivery of debentures, the related purchase notice and all other required documents, including delivery through DTC and acceptance through DTC's Automatic Tenders over the Participant Terminal System ("PTS"), is at the election and risk of the person surrendering such debentures and delivering such purchase notice and, except as expressly otherwise provided in the purchase notice, delivery will be deemed made only when actually received by the paying agent. The date of any postmark or other indication of when a debenture or the purchase notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of April 24, 2003 to permit delivery to the paying agent prior to 5:00 p.m., New York City time, on April 24, 2003.

         The indenture requires that the purchase notice contain:

         o the certificate number of the debentures being delivered for purchase;

         o the portion of the principal amount at maturity of the debentures to be purchased, which portion must be in principal amounts at maturity of $1,000 or an integral multiple thereof; and

         o a statement that such debentures are to be purchased on April 24, 2003 pursuant to the terms and conditions specified in the indenture and paragraph 6 of the debentures.

         A holder whose debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender his or her debentures and instruct such nominee to surrender the debentures for purchase on the holder's behalf.

         A holder who is a DTC participant may elect to surrender to Pride his or her beneficial interest in the debentures by:

         o delivering to the paying agent's account at DTC through DTC's book-entry system his or her beneficial interest in the debentures on or prior to 5:00 p.m., New York City time, on April 24, 2003; and

         o electronically transmitting his or her acceptance through DTC's PTS, subject to the terms and procedures of that system.

In surrendering through PTS, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the paying agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the purchase notice.

         DEBENTURES AND THE PURCHASE NOTICE MUST BE DELIVERED TO THE PAYING AGENT TO COLLECT PAYMENT. DELIVERY OF DOCUMENTS TO DTC OR PRIDE DOES NOT CONSTITUTE DELIVERY TO THE PAYING AGENT. HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC'S TRANSMITTAL PROCEDURES.

WITHDRAWAL PROCEDURES

         Debentures surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on April 24, 2003. In order to withdraw debentures, holders must either comply with DTC's withdrawal procedures or deliver to the paying agent written notice containing:

         o the certificate number and principal amount at maturity of the debentures with respect to which such notice of withdrawal is being submitted; and

         o the principal amount at maturity, if any, of such debentures that remain subject to the original purchase notice and that have been or will be delivered for purchase by Pride.

         Any properly withdrawn debentures will be deemed not validly surrendered for purposes of the Option. Debentures withdrawn from the Option may be resurrendered by following the surrender procedures described above. HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC'S WITHDRAWAL PROCEDURES.

PAYMENT OF PURCHASE PRICE

         The purchase price for any debentures validly surrendered for purchase and not withdrawn will be paid to the holder promptly following April 24, 2003. Each holder of a beneficial interest in the debentures that has properly delivered such beneficial interest for purchase by Pride through DTC and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on April 24, 2003, will receive the purchase price promptly following April 24, 2003.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of debentures for purchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to holders who hold debentures as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, persons holding debentures as a position in a "straddle," "hedge," "conversion" or other integrated transaction for tax purposes, holders whose functional currency is not the U.S. dollar, foreign corporations, individuals who are not citizens or residents of the United States, and partnerships. The tax treatment of a partnership that holds debentures will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering debentures pursuant to the Option. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.

         Sale of Debentures Pursuant to the Option. A holder who receives cash in exchange for debentures pursuant to the Option will recognize taxable gain or loss equal to the difference between (a) the amount of cash received and (b) the holder's adjusted tax basis in the debentures surrendered. A holder's adjusted tax basis in the debentures will generally equal the holder's cost of the debentures increased by any original issue discount that was previously included in income, or will be included in income this year, by such holder with respect to such debentures. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the holder held the debentures for more than one year. The deductibility of capital losses is subject to limitations.

         A holder who acquired debentures at a market discount generally will be required to treat any gain recognized upon the purchase of its debentures pursuant to the Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the holder elected to include market discount in income as it accrued. Subject to a de minimis exception, "market discount" generally equals the excess of the "adjusted issue price" (the sum of the issue price of the debentures and the aggregate amount of original issue discount which accrued on the debentures prior to the time acquired by the holder) over the holder's initial tax basis in the debentures.

         Backup Withholding. Under the backup withholding provisions of the Code, a holder who surrenders debentures for purchase will generally be subject to backup withholding at the rate of 30% of any gross payment if such holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number). A holder who provides a certified Taxpayer Identification Number may nevertheless be subject to backup withholding on the portion of the payment representing original issue discount accruing this year, if Pride has been notified by the Internal Revenue Service that such holder is currently subject to backup withholding as a result of a failure to report all interest or dividends or if such holder fails to certify to Pride that such holder has not been so notified. Holders electing to surrender debentures should complete a Substitute Form W-9 and attach it to the debentures being surrendered. If you are a holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate in Part 2 of the Substitute Form W-9.

         ALL DESCRIPTIONS OF TAX CONSIDERATIONS ARE FOR HOLDERS' GUIDANCE ONLY AND ARE NOT TAX ADVICE. PRIDE RECOMMENDS THAT HOLDERS CONSULT WITH THEIR TAX AND FINANCIAL ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF SURRENDERING DEBENTURES FOR PURCHASE, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS, BEFORE SURRENDERING THEIR DEBENTURES FOR PURCHASE.

PURCHASES OF DEBENTURES BY PRIDE AND ITS AFFILIATES

         Each of Pride and its affiliates, including its executive officers and directors, are prohibited under applicable federal securities laws from purchasing debentures (or the right to purchase debentures) other than through the Option until at least the tenth business day after the purchase date. Following that time, if any debentures remain outstanding, Pride and its affiliates may purchase debentures in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the purchase price to be paid pursuant to the Option. Any decision to purchase debentures after the Option, if any, will depend upon many factors, including the market price of the debentures, the amount of debentures surrendered for purchase pursuant to the Option, the market price of Pride's common stock, Pride's business and financial position and general economic and market conditions.

         (b)      Purchases.

         To Pride's knowledge, no officer, director or affiliate of Pride is the holder of any debentures.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         In connection with Pride's March 2002 issuance of 2 1/2% Convertible Senior Notes Due 2007, First Reserve Fund IX, L.P., an investment partnership managed by First Reserve GP IX, Inc., purchased through the initial purchaser of the notes 7,874,015 shares of Pride common stock from certain purchasers of the notes. In connection with such purchase, Pride's board of directors has taken action under its stockholder rights plan to increase the applicable percentage of beneficial stock ownership that triggers the plan, only as it applies to the First Reserve funds and their affiliates, from 15% to 19%. In October 2002, First Reserve Fund VIII, L.P. and First Reserve Fund VII, Limited Partnership, investment partnerships managed by First Reserve Corporation, transferred to Pride their 11.9% interest in the joint venture that is constructing two fourth-generation semisubmersible drilling rigs, yet to be named and currently referred to as the Amethyst 4 and the Amethyst 5, in exchange for a total of 527,652 shares of Pride common stock. Pride currently owns a 30% interest in the joint venture. As a result of these transactions and previous purchases of Pride common stock by Fund VII and Fund VIII, Fund VII, Fund VIII and Fund IX currently own of record a total of 20,049,402 shares of Pride common stock, or 15% of the total shares outstanding.

         Pride, Fund VII, Fund VIII and Fund IX have entered into a stockholders agreement providing that, as long as Fund VII, Fund VIII, Fund IX or any of their affiliates, referred to in this document as the "First Reserve Group," own Company Securities that represent at least 5% of the voting power of Pride, Fund VIII is entitled to nominate one director to Pride's board of directors. "Company Securities" include Pride common stock and other securities that are convertible into, exchangeable for or exercisable for the purchase of, or otherwise give the holder any rights in, Pride common stock or any class or series of Pride's preferred stock entitled to vote generally for the election of directors or otherwise. Fund VIII's director nominee currently is William E. Macaulay, chairman and chief executive officer of First Reserve. Fund VIII may assign its right to nominate a director to Fund VII or Fund IX. In addition, the stockholders agreement provides that:

         o Members of the First Reserve Group are restricted from acquiring Company Securities without Pride's consent if the effect would be to increase the First Reserve Group's ownership of Company Securities to an amount exceeding 19% of either the voting power of Pride or the number of outstanding shares of any class or series of Company Securities.

         o Members of the First Reserve Group are restricted from transferring any Company Securities they own except in accordance with the stockholders agreement, which permits, among others, sales registered under the Securities Act of 1933, sales effected in compliance with Rule 144 under the Securities Act and other privately negotiated sales. Members of the First Reserve Group will, however, use their reasonable efforts to refrain from knowingly transferring more than 5% of the voting power of Pride to one person pursuant to sales registered under the Securities Act or other privately negotiated sales unless Pride consents.

         o Members of the First Reserve Group will vote all Company Securities they beneficially own with respect to each matter submitted to Pride's stockholders involving a business combination or other change in control of Pride that has not been approved by the Board of Directors either (a) in the manner recommended by the Board or (b) proportionately with all other holders of Company Securities voting with respect to such matter. The First Reserve Group will, however, retain the power to vote for the election of the First Reserve nominee to Pride's board. No member of the First Reserve Group will take any action, or solicit proxies in any fashion, inconsistent with the provisions of this paragraph.

         o No member of the First Reserve Group will join a group or otherwise act in concert with any other person for the purpose of acquiring, holding, voting or disposing of any Company Securities, other than the First Reserve Group itself.

These restrictions generally will not apply during any period that the First Reserve director designee is not serving as a director either (a) as a result of a failure of Pride or its board to comply with the terms of the stockholders agreement or (b) if such designee is not elected by the stockholders.

         Members of the First Reserve Group also are provided demand and piggyback registration rights with respect to Pride common stock they own.

         The information set forth or referred to in the first paragraph under
Item 4 above is incorporated by reference in response to this item.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The purpose of the transaction is described in the response to paragraph (a) of Item 4 above. Any debentures that are purchased by Pride will be canceled by the trustee. Except as described in this document, there presently are no plans that relate to or would result in:

                  (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Pride or any of its subsidiaries;

                  (2) any purchase, sale or transfer of a material amount of assets of Pride or any of its subsidiaries;

                  (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Pride;

                  (4) any change in the present board of directors or management of Pride, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

                  (5) any other material change in Pride's corporate structure or business;

                  (6) any class of equity security of Pride to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

                  (7) any class of equity security of Pride becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934;

                  (8) the suspension of Pride's obligation to file reports under
         Section 15(d) of the Exchange Act;

                  (9) the acquisition by any person of additional securities of Pride, or the disposition of securities of Pride; or

                  (10) any changes in Pride's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Pride.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Source of Funds. Assuming all holders of debentures require Pride to purchase their debentures, the total amount of funds to be used in the transaction described in the response to paragraph (a) of Item 4 above is approximately $113,057,154. Pride intends to pay the purchase price (1) by drawing against its $250 million senior secured Revolving Credit Agreement, dated as of June 20, 2002 (as amended, the "Credit Agreement"), among Pride Offshore, Inc., Pride, certain subsidiaries of Pride, Credit Lyonnais New York Branch (as Administrative Agent, Collateral Agent, Issuing Bank and Swingline Lender), the revolving lenders and the issuing banks thereunder, Credit Mutuel - Credit Industriel Et Commercial (as Mandated Lead Arranger and Bookrunner), Natexis Banques Populaires (as Mandated Lead Arranger, Bookrunner and Issuing
Bank), Nordea (as Lead Arranger, Bookrunner and Issuing Bank), and Nedship Bank (as Co-Underwriter); and (2) by using available cash.

         (b) Conditions. Borrowings under the Credit Agreement are subject to the satisfaction of customary conditions, including the absence of any material adverse change in Pride's business, properties, financial condition or results of operations. In the event that Pride is unable to borrow under the Credit Agreement, Pride intends to pay the total purchase price of the debentures by using available cash and by drawing against other lines of credit.

         (c) Expenses. Not applicable.

         (d) Borrowed Funds. The parties to the Credit Agreement are as described in the response to paragraph (a) of this Item 7. The Credit Agreement is collateralized by two deepwater semisubmersible rigs, the Pride North America and the Pride South Pacific, and 28 jackup rigs. Borrowings under the Credit Agreement currently bear interest at a variable rate based on LIBOR plus a spread based on the credit rating of the facility or, if unrated, index debt. As of March 14, 2003, the spread was 2.6%. The Credit Agreement matures in June 2005. The Credit Agreement contains provisions that limit the ability of Pride and its subsidiaries, with certain exceptions, to pay dividends or make other restricted payments and investments; incur additional debt; create liens; incur dividend or other payment restrictions affecting subsidiaries; consolidate, merge or transfer all or substantially all of its assets; sell assets or subsidiaries; enter into speculative hedging arrangements outside the ordinary course of business; enter into transactions with affiliates; make maintenance capital expenditures and incur long-term operating leases. The Credit Agreement also requires Pride to comply with specified financial tests, including a ratio of net debt to EBITDA, as defined, an interest coverage ratio, a ratio of net debt to total capitalization and a minimum net worth. Pride currently has no plans or arrangements to refinance, other than in the normal course of business, any funds drawn from the Credit Agreement that are to be used in the transaction.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities Ownership. None.

         (b) Securities Transactions. During the 60 days preceding the date of this Schedule TO, neither Pride nor, to its knowledge, any of its executive officers, directors or affiliates have engaged in any transactions in the debentures.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the transaction described in the response to Item 4 above. HSBC Bank USA, however, is the trustee under the indenture and will be communicating with and providing notices to holders of the debentures as required by the indenture.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Pride believes that its financial condition is not material to a holder's decision with respect to the Option because the consideration being paid to holders surrendering debentures consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding debentures and Pride is a public reporting company that files reports electronically on EDGAR.

ITEM 11. ADDITIONAL INFORMATION.

         (a) Agreements, Regulatory Requirements and Legal Proceedings. None.

         (b) Other Material Information. Pride files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials Pride files with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information Pride files electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about Pride at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         Pride has filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

         The documents listed below contain important information about Pride and its financial condition:

         o Pride's Annual Report on Form 10-K for the year ended December 31, 2001;

         o All other reports filed by Pride with the SEC under Section 13(a) or 15(d) of the Exchange Act since the end of the year covered by the Form 10-K mentioned above;

         o All documents filed by Pride with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Schedule TO and prior to the expiration of the Option; and

         o The description of Pride's common stock (including the related preferred share purchase rights) contained in Pride's Current Report on Form 8-K filed with the SEC on September 28, 2001, as Pride may update that description from time to time.

         In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)(A)       --  Company Notice to Holders of Pride International, Inc. Zero Coupon Convertible
                    Subordinated Debentures due 2018, dated March 27, 2003.

(a)(1)(B)       --  Form of Purchase Notice.

(b)(1)          --  Revolving Credit Agreement, dated as of June 20, 2002 (the "Revolving Credit
                    Agreement"), among Pride Offshore, Inc., Pride, certain subsidiaries of Pride, Credit
                    Lyonnais New York Branch (as Administrative Agent, Collateral Agent, Issuing Bank and
                    Swingline Lender), the revolving lenders and the issuing banks thereunder, Credit
                    Mutuel - Credit Industriel Et Commercial (as Mandated Lead Arranger and Bookrunner),
                    Natexis Banques Populaires (as Mandated Lead Arranger, Bookrunner and Issuing Bank),
                    Nordea (as Lead Arranger, Bookrunner and Issuing Bank), and Nedship Bank (as
                    Co-Underwriter) (incorporated by reference to Exhibit 4.1 of Pride's Current Report on
                    Form 8-K filed with the SEC on June 26, 2002, File No. 1-13289).

(b)(2)          --  Letter Agreement, dated as of June 20, 2002, among Pride Offshore, Inc., Pride, certain subsidiaries of Pride and Credit Lyonnais New York Branch, as Administrative Agent for
                    itself and on behalf of the lenders under the Revolving Credit Agreement (incorporated by reference to Exhibit 4.2 to Pride's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 1-13289).

(b)(3)          --  Amendment No. 1, dated effective as of September 29, 2002, to the Revolving Credit
                    Agreement, among Pride Offshore, Inc., Pride, certain subsidiaries of Pride, Credit
                    Lyonnais New York Branch, as administrative agent, and the revolving lenders thereunder
                    (incorporated by reference to Exhibit 4.1 to Pride's Quarterly Report on Form 10-Q for
                    the quarter ended September 30, 2002, File No. 1-13289).

(d)(1)          --  Second Amended and Restated Shareholders Agreement, dated as of March 4, 2002, among
                    Pride, First Reserve Fund VII, Limited Partnership, First Reserve Fund VIII, L.P. and
                    First Reserve Fund IX, L.P. (incorporated by reference to Exhibit 10.11 to Pride's
                    Annual Report on Form 10-K for the year ended December 31, 2001, File No. 1-13289).

(d)(2)          --  Indenture, dated as of April 1, 1998, between Pride and HSBC Bank USA (formerly named
                    Marine Midland Bank), as trustee (the "Subordinated Trustee") (incorporated by reference to Exhibit 4.1 to Pride's Quarterly Report on Form 10-Q for the quarter ended
                    March 31, 1998, File No. 1-13289).

(d)(3)          --  First Supplemental Indenture, dated as of April 24, 1998, between Pride and the
                    Subordinated Trustee, relating to $588,145,000 principal amount at maturity of Zero
                    Coupon Convertible Subordinated Debentures Due 2018 (incorporated by reference to
                    Exhibit 4.2 to Pride's Quarterly Report on Form 10-Q for the quarter ended March 31,
                    1998, File No. 1-13289).

(d)(4)          --  Second Supplemental Indenture, dated as of September 10, 2001, between Pride and the
                    Subordinated Trustee (incorporated by reference to Exhibit 4.5 to Pride's Current
                    Report on Form 8-K filed with the SEC on September 28, 2001, File No. 1-13289).

(d)(5)          --  The description of the debentures set forth under the caption "Description of
                    Debentures" in Pride's prospectus supplement dated April 20, 1998 to the prospectus dated March 23, 1998 and under the caption "Description of Debt Securities" in that prospectus, in each case filed with the SEC on April 22, 1998 under Rule 424(b) of the
                    Securities Act of 1933 (Registration No. 333-44925).

(g)             --  Not applicable.

(h)             --  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 27, 2003

                                   PRIDE INTERNATIONAL, INC.


                                   By:     /s/ Earl W. McNiel
                                      ------------------------------------------
                                      Earl W. McNiel
                                      Vice President and Chief Financial Officer

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
(a)(1)(A)       --  Company Notice to Holders of Pride International, Inc. Zero Coupon Convertible
                    Subordinated Debentures due 2018, dated March 27, 2003.

(a)(1)(B)       --  Form of Purchase Notice.

(b)(1)          --  Revolving Credit Agreement, dated as of June 20, 2002 (the "Revolving Credit
                    Agreement"), among Pride Offshore, Inc., Pride, certain subsidiaries of Pride, Credit
                    Lyonnais New York Branch (as Administrative Agent, Collateral Agent, Issuing Bank and
                    Swingline Lender), the revolving lenders and the issuing banks thereunder, Credit
                    Mutuel - Credit Industriel Et Commercial (as Mandated Lead Arranger and Bookrunner),
                    Natexis Banques Populaires (as Mandated Lead Arranger, Bookrunner and Issuing Bank),
                    Nordea (as Lead Arranger, Bookrunner and Issuing Bank), and Nedship Bank (as
                    Co-Underwriter) (incorporated by reference to Exhibit 4.1 of Pride's Current Report on
                    Form 8-K filed with the SEC on June 26, 2002, File No. 1-13289).

(b)(2)          --  Letter Agreement, dated as of June 20, 2002, among Pride Offshore, Inc., Pride, certain subsidiaries of Pride and Credit Lyonnais New York Branch, as Administrative Agent for
                    itself and on behalf of the lenders under the Revolving Credit Agreement (incorporated by reference to Exhibit 4.2 to Pride's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, File No. 1-13289).

(b)(3)          --  Amendment No. 1, dated effective as of September 29, 2002, to the Revolving Credit
                    Agreement, among Pride Offshore, Inc., Pride, certain subsidiaries of Pride, Credit
                    Lyonnais New York Branch, as administrative agent, and the revolving lenders thereunder
                    (incorporated by reference to Exhibit 4.1 to Pride's Quarterly Report on Form 10-Q for
                    the quarter ended September 30, 2002, File No. 1-13289).

(d)(1)          --  Second Amended and Restated Shareholders Agreement, dated as of March 4, 2002, among
                    Pride, First Reserve Fund VII, Limited Partnership, First Reserve Fund VIII, L.P. and
                    First Reserve Fund IX, L.P. (incorporated by reference to Exhibit 10.11 to Pride's
                    Annual Report on Form 10-K for the year ended December 31, 2001, File No. 1-13289).

(d)(2)          --  Indenture, dated as of April 1, 1998, between Pride and HSBC Bank USA (formerly named
                    Marine Midland Bank), as trustee (the "Subordinated Trustee") (incorporated by reference to Exhibit 4.1 to Pride's Quarterly Report on Form 10-Q for the quarter ended
                    March 31, 1998, File No. 1-13289).

(d)(3)          --  First Supplemental Indenture, dated as of April 24, 1998, between Pride and the
                    Subordinated Trustee, relating to $588,145,000 principal amount at maturity of Zero
                    Coupon Convertible Subordinated Debentures Due 2018 (incorporated by reference to
                    Exhibit 4.2 to Pride's Quarterly Report on Form 10-Q for the quarter ended March 31,
                    1998, File No. 1-13289).

(d)(4)          --  Second Supplemental Indenture, dated as of September 10, 2001, between Pride and the
                    Subordinated Trustee (incorporated by reference to Exhibit 4.5 to Pride's Current
                    Report on Form 8-K filed with the SEC on September 28, 2001, File No. 1-13289).

(d)(5)          --  The description of the debentures set forth under the caption "Description of
                    Debentures" in Pride's prospectus supplement dated April 20, 1998 to the prospectus dated March 23, 1998 and under the caption "Description of Debt Securities" in that prospectus, in each case filed with the SEC on April 22, 1998 under Rule 424(b) of the
                    Securities Act of 1933 (Registration No. 333-44925).

(g)             --  Not applicable.

(h)             --  Not applicable.